Exhibit 21.1

Subsidiaries of Appian Corporation

Name of Subsidiary	Jurisdiction of Organization
Appian Europe Ltd.	England and Wales
Appian Software International GmbH	Switzerland (Zug Canton)
Appian Netherlands BV	Netherlands
Appian Software Australia Pty. Ltd	Australia
Appian France SARL	France
Appian Software Italy S.R.L.	Italy
Appian Software Germany GmbH	Germany
Appian Singapore Pte. Ltd.	Singapore
Appian Spain SL	Spain
Appian Sweden AB	Sweden
Appian Japan GK	Japan
Appian Canada Corporation	Canada
Appian Mexico Software SRL de C.V.	Mexico
Appian Computer Technologies India Private Ltd	India
Appian Portugal Unipessoal LDA	Portugal